HUBBELL INCORPORATED

40 Waterview Drive

Shelton, CT 06484

VIA EDGAR, EMAIL AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance 100 F Street, NE

Washington, D.C. 20549

Attn:   Ms. Amanda Ravitz

November 19, 2015

Re:	Hubbell Incorporated
Registration Statement on Form S-4
File No. 333-206898

Dear Ms. Ravitz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Hubbell Incorporated (the “Registrant”) respectfully requests acceleration of effectiveness of the above-captioned Registration Statement so that it may become effective on Monday, November 23, 2015 at 12:00 noon, Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request, the Registrant hereby acknowledges the following:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this request to Joshua R. Cammaker ((212) 403-1331; JRCammaker@wlrk.com) or John L. Robinson ((212) 403-1056; JLRobinson@wlrk.com) of Wachtell, Lipton, Rosen & Katz. In addition, please notify Mr. Cammaker or Mr. Robinson when this request for acceleration has been granted.

[Signature Page Follows]

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

November 19, 2015

Very truly yours,

HUBBELL INCORPORATED

By:	/s/ An-Ping Hsieh
An-Ping Hsieh
Vice President & General Counsel

cc:	Joshua R. Cammaker, Wachtell, Lipton, Rosen & Katz
John L. Robinson, Wachtell, Lipton, Rosen & Katz

[Signature Page to Request for Acceleration]